EXHIBIT 99.28

Emerald Health Therapeutics Joint Venture Launches Cannabis-Free Endocannabinoid-Supporting Health Supplement in Canada

Endo product line available in over 200 natural health product stores

VANCOUVER, British Columbia, July 02, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF), through its joint venture Emerald Health Naturals (“EHN”), has introduced a cannabis-free herbal and botanical endocannabinoid-supporting health supplement product line in Canada. EHN’s Endo products, which do not contain cannabis or its derivatives, aim to support the endocannabinoid system to help maintain equilibrium in the body and are already available in over 200 natural health food stores across Canada.

The Endo product line includes Endo Brain, Endo Sleep, Endo Calm, Endo Bliss, Endo Inflame and Endo Omega, and are intended to foster overall health and wellness and potentially enhance the body’s response to conditions such as stress, anxiety, restless sleep, inflammation and pain. These products feature PhytoCann® Complex, a proprietary formulation consisting of non-psychoactive, plant-based bioactive compounds that support the body’s endocannabinoid system. All products are manufactured according to strict pharmaceutical quality standards.

“Many people who experience stress, inflammation, and trouble sleeping, among other conditions, may be seeking natural health alternatives to conventional medications. While many are intrigued with the anecdotal benefits of cannabis, often there is still reluctance to try cannabis-based products,” said Dr. Gaetano Morello, Naturopathic Doctor, CEO of Emerald Health Naturals. “The Endo product line was developed by leading naturopathic doctors who previously launched new products into the natural health market, and we are pleased to now introduce Canadian consumers and retailers to this new nutritional supplement as an alternative to existing drugs, supplements, and cannabis.”

“Apart from our strongly positioned presence in the cannabis space, the Endo product launch allows us to uniquely expand Emerald’s business opportunities by accessing natural health product, pharmacy, and grocery stores, channels unavailable to cannabis products, with our non-cannabis supplements,” said Dr. Avtar Dhillon, President and Executive Chairman of Emerald. “We see non-cannabis endocannabinoid-supporting products as the creation of a distinct and significant new natural health product category. Furthermore, our proprietary active ingredient, Phytocann® Complex, offers the potential to be incorporated into an array of supplements, foods, and beverages.”

Eighty percent of Canadians consume natural health products each year1. Emerald aims to widely offer its Endo products in retail outlets and is targeting more than 1,000 natural health product stores, pharmacies and grocery stores in Canada by the end of 2019.

Emerald’s joint venture partner, Emerald Health Bioceuticals (“EHB”), formulated and launched the award-winning Endo line in 2018. Several of the Endo products have since won industry awards, including Taste For Life’s 2019 Essentials Supplement Award, which recognizes the most outstanding natural supplements in health and wellness in the United States. Over the last year, EHB has secured multiple distribution and sales channels for the Endo product line in the US, ranging from national grocery chains such as Whole Foods Market to Amazon.com and over 1300 independent natural health product retailers.

In 2018, Emerald Health Therapeutics secured Canadian distribution rights for the Endo product line through Emerald Health Naturals, its 51:49 joint venture with EHB.

About the Endocannabinoid System

The endocannabinoid system (“ECS”) is made up of a network of receptor sites (CB1 and CB2) on cell membranes, chemical activators (“cannabinoids”) that fit into those sites like keys in locks, and enzymes that either synthesize those activators or break them down. ECS receptors have been found on almost every organ in the human body, with the highest concentration in the brain and central nervous system. The ECS, as part of the body’s innate balancing mechanism, has been shown to play a role in regulating appetite, energy, metabolism, fertility, and immunity as well as sleep, mood, pain perception and memory.

About the Endo Product Line*

Emerald’s proprietary PhytoCann® Complex is an herbal and botanical complex completely free of cannabis or its derivatives.

Endo Brain - Naturally supports mental acuity and cognition.

Endo Sleep – Naturally promotes restful and rejuvenating sleep.

Endo Calm - Naturally addresses your body’s response to stress and anxiety.

Endo Bliss - Naturally supports a positive outlook and resistance to daily pressures.

Endo Inflame - Naturally promotes your body’s healthy response to pain and inflammation.

Endo Omega - Provides nutritional co-factors in precise ratios required by the body to produce omega-based endocannabinoids, essential to the state of whole-body wellness, promoting cardiovascular health, cognitive function, eye health, vitality, and balance known as “homeostasis.”

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/484efbf1-9472-4254-b146-c57d1c202dad

*The statements made herein have not been evaluated by Health Canada or the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

1 Fraser Institute, April 26, 2017, Complementary and Alternative Medicine: Use and Public Attitudes 1997, 2006, and 2016

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed and fully planted in the first of its two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald’s Verdélite operation in Québec is completing the build-out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald has contracted for approximately 1,200 acres of hemp in 2019 to 2022 with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Marie-Eve Chaume, Director, Communications
(514) 951 5498

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include availability and sales of products; the potential incorporation of Phytocann® Complex into an array of supplements, foods, and beverages; the efficacy of the Endo line; production and processing capacity of various facilities; expansion of facilities; acquisition of hemp; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.